April 15, 2025

How Kok Choong
Chief Executive Officer
Agape ATP Corporation
1705-1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia
Taman Desa, Kuala Lumpur, Malaysia 58100

       Re: Agape ATP Corporation
           Registration Statement on Form S-1
           Filed April 11, 2025
           File No. 333-286470
Dear How Kok Choong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Huan Lou, Esq.